Carter Ledyard & Milburn llp Counselors at Law
Guy P. Lander Partner • Direct Dial: 212-238-8619 E-mail: lander@clm.com	2 Wall Street New York, NY 10005-2072 • Tel (212) 732-3200 Fax (212) 732-3232	701 8th Street, N.W., Suite 410 Washington, DC 20001-3893 (202) 898-1515 • 570 Lexington Avenue New York, NY 10022-6856 (212) 371-2720

September 29, 2011

Ms. Peggy Kim
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kent International Holdings, Inc.
Amendment No. 1 to Schedule 13E-3 Filed on September 13, 2011
File No. 5-44313
Amendment No. 1 to Schedule 14C Filed on September 13, 2011
File No. 0-20726

Dear Ms. Kim:

We are submitting this letter in response to your written comments in a letter addressed to the undersigned dated September 21, 2011.

We have repeated below your comments in italics, followed by the response of Kent International Holdings, Inc. (the “Company”).

Schedule 14A

General

1.
We note your response to comment one in our letter dated September 1, 2011.  Please revise to disclose the fairness determination of each of Messrs. Koether and Healey and describe the factors considered in determining fairness.  Refer to Item 1014(a) and (b) of Regulation M-A.

We have revised the section “Summary Term Sheet - Fairness Determination of Consenting Shareholder and Other Filing Persons” and “Special Factors – Fairness of the Reverse Stock Split” to clarify that Messrs. Koether and Healey, just like Kent Financial Services, Inc. (“Kent Financial”), adopted the analysis and conclusions set forth in the Valuation Presentation of Seidman & Co., Inc., as well as the findings of the Special Committee and board of directors regarding the fairness of the reverse stock split.

Summary Term Sheet, page 3

Effect of the Transaction, page 5

2.
We note your response to comment five in our letter dated September 1, 2011; however, we reissue that part of our comment asking you to disclose, in the summary and in the special factors section, the loss of the rights and protections that the federal securities provide to security holders and the termination of the reporting obligations for officers, directors and principal stockholders required of public companies.

We have revised the sections “Summary Term Sheet – Effect of the Transaction” and “Special Factors – Effects of the Reverse Stock Split” to disclose the loss of the rights and protections that the federal securities laws provide to security holders and the termination of the reporting obligations for officers, directors and principal stockholders required of public companies.

Special Factors, page 7

Background of the Transaction, page 7

3.
We note your response to comment seven in our letter dated September 1, 2011. Please disclose the date of the shareholder consent and any negotiations or discussions regarding the shareholder consent approving the reverse stock split.

We have revised the section “Special Factors – Background of the Transaction”, as well as other sections of the Information Statement, to disclose the date of the shareholder consent approving the reverse stock split.  There were no negotiations or related discussions regarding the shareholder consent.

4.	Please describe why the filing persons sought to have Biotechnology Value Fund agree beforehand to the going private transaction.

We have revised the section “Special Factors – Background of the Transaction”, as well as other sections of the Information Statement, to describe why the filing persons sought to have Biotechnology Value Fund agree beforehand to the going private transaction.

5.
We note that the $2.50 price set by Biotechnology Value Fund appears to be an appraisal under Item 1015 of Regulation M-A. Please summarize and file any valuations or financial analysis performed by or for Biotechnology or advise us.

Please note that the $2.50 price was not set by Biotechnology Value Fund but suggested as a possible price by the Chairman of the Company.  When asked, the Biotechnology Value Fund stated that it would be amenable to such a price.  We have revised the section “Special Factors – Background of the Transaction” to clarify this point.  There exist, to the Company’s best knowledge, no valuations or financial analyses by the Biotechnology Value Fund.  The price was suggested based on the-then current book value per share, less estimated anticipated expenses for the going private transaction.  This was all done orally and informally.

Fairness of the Reverse Stock Split, page 12

6.	Please quantify the tangible book value per share and the revenue per share in the fourth bullet point.

We have revised the section “Special Factors – Fairness of the Reverse Stock Split”, as well as other parts of the document, to reflect the tangible book value of $2.03 per share as at June 30, 2011 and the revenues per share of $0.01 for the twelve months ended June 30, 2011, as requested.

Effects on our Affiliates, page 17

7.
We note your response to comment 12. Please revise your disclosure on pages 6 and 36 to clarify that the board no longer reserves the right to change the ratio of the reverse stock split, as stated in your response.

We have revised the sections  “Summary Term Sheet – Right to Abandon the Reverse Stock Split”, “Special Factors – Effects of the Reverse Stock Split” and “Background – Reservation or Right to Abandon the Reverse Stock Split”, to clarify that the board no longer reserves the right to change the ratio of the reverse stock split.

8.
Please revise your statement that Messrs. Koether and Healey will be treated like any other shareholder given that they are control persons in Kent Financial, which will be the sole shareholder after the going private transaction. Similarly, please revise the table on page 18 to show each of Messrs. Koether and Healey's interests in Kent Financial currently and after the going private transaction.

We have revised the section “Special Factors – Effects of the Reverse Stock Split” to clarify that Messrs. Koether and Healey will be cashed-out like any other shareholder even though they are control persons in Kent Financial.  The table on page 18 has been revised to show each of Messrs. Koether and Healey’s interests in Kent Financial currently and after the going private transaction.

Valuation Presentation of Seidman & Co., page 19

9.
We note your response to comment 13 in our letter dated September 1, 2011; however, we reissue our comment that you summarize and file the Integra Realty Resources appraisal. Please see In the Matter of Meyers Parking System. Inc., Release No. 34-26069 (September 12, 1988), and the Charles L. Ephraim no-action letter dated September 30, 1987.

As requested, we have included a summary of the Integra Realty Resources appraisal and filed it as an exhibit to the Amendment No. 2 to Schedule 13E-3.

10.
We note your response to comment 14 in our letter dated September 1, 2011. For ease of investor understanding, please include headings for each of the three analyses. Please further describe the criteria that were used in selecting companies for the premia analysis and the comparable company analysis. Under the comparable company analysis, please include comparable information for the issuer.

We have revised the section “Special Factors – Reports, Opinions or Appraisals” to include headings for each of the three analyses.  Further, we have revised that section to describe the criteria that were used in selecting companies for the premia  analysis and the comparable company analysis.  Under the comparable company analysis, we have included comparable information for the issuer.

Kent Financial, page 34

11.
We note your response to comment three in our letter dated September 1, 2011. Please revise to include the dates for each position held by Mr. Mahomes and describe Mr. Tjang's work experience since December 2009.

We have revised the section “Management – Kent Financial” to include the dates for each position held by Mr. Mahomes and to reflect that since January 2010, Mr. Tjang is retired and is not involved in any significant business activities any more.

If you have any further questions, please do not hesitate to contact me at 212-238-8619.

Very truly yours,

/s/ Guy P. Lander